Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-15

Initial Exploration Program at Silver North’s Veronica Property Completed

•Veronica project is targeting high grade silver-lead-zinc mineralization similar to that found at the Silvertip Mine, located 16 kilometres south.

•Prospecting yields potential source for high priority 450 m by 450 m silver – lead – zinc soil geochemical anomaly.

Vancouver, BC, August 20, 2025 - Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) (“Silver North” or the “Company”) is pleased to announce that the 2025 field exploration program at the Veronica Property, part of the GDR Project, has been completed. The program was undertaken and will be partially funded under a grant from the Government of Yukon, under its Yukon Mineral Exploration Program (“YMEP). Under this program, qualifying exploration expenditures can be refunded to the Company in the form of a grant of up to $30,000. The Veronica claims, part of the recently optioned GDR project, are located adjacent to the Tim Property (under separate option to Coeur Mining), in the Silvertip area of southern Yukon Territory. Exploration in the region is targeting high grade silver-lead-zinc mineralization similar to that found at the Silvertip Mine, approximately 16 km to the southwest of Veronica.

The 2025 program was conducted over an eight-day period, consisting of prospecting, mapping, soil geochemical sampling and hand trenching. A total of 453 soil samples and 26 rock samples were collected, while two hand trenches and eight additional hand excavated pits were completed.

“The 2025 program at Veronica, the first completed by Silver North, is an important first step in assessing the property’s potential to host Carbonate Replacement Deposit (CRD) style mineralization,” stated Jason Weber, P.Geo., President and CEO of Silver North. “The analytical results will help us greatly, but I think we are very happy with the preliminary findings of galena mineralization in what appears to be a prospective stratigraphic position. If this bears out, we have a very positive indicator that Veronica may be another CRD target in this emerging district.”

Previous operators identified a multi-element soil geochemical anomaly in 2016. According to a filed, but unpublished assessment report, this anomaly is defined over an area of 450 by 450 m that is open to the east with values that range from 0.3 – 31.1 ppm Ag, 60 – 3100 ppm Pb, and 50 – 612 ppm Zn. Silver North’s prospecting/mapping crew was able to identify galena-bearing cobbles in float, and subsequently, galena mineralization in outcrop in proximity of this anomaly. A paucity of outcrop in the vicinity makes for difficult determination of the stratigraphic position of the mineralization, but mapping indicates the potential preservation of the prospective stratigraphy known for hosting high grade silver-lead-zinc mineralization at Silvertip. Until this program, this anomaly has not been trenched, drilled or explained by prospecting. The 2025 program may represent a significant step forward for the property.

Analytical results from rock and soil samples are expected to be available in October.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Soil geochemical surveys conducted prior to Silver North’s agreement to option the Veronica property consisted of grid (50 m samples on 200 m spaced lines) and ridgeline sampling (approximately) every 100 m. Approximately 255 soil samples were collected in kraft soil bags and analyzed using a 30g fire assay method for gold and standard ICP spectroscopy (Inductively Coupled Plasma) for 50 additional elements. Samples were analyzed at ALS Laboratories, an independent accredited laboratory in Vancouver, Canada.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.